Exhibit 16.1

June 9, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Gentlemen:

We have read Item 4.01(a) of Form 8-K filed on June 9, 2008, of AVANT Immunotherapeutics, Inc. (“AVANT”), formerly Celldex Therapeutics, Inc. (“Celldex”) before the reverse acquisition with AVANT was completed, and are in agreement with the statements contained in the third and fourth paragraphs on pages 2 and 3 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statements concerning the two material weaknesses in internal control over financial reporting, included in the penultimate paragraph on page 3 therein, we had considered such matters in determining the nature, timing and extent of procedures performed in our audit of Celldex’s 2007 financial statements.

/s/ Ernst & Young LLP